2016 FIELD RESULTS AT IKE SET THE TABLE FOR
DEVELOPMENT OF A NEW BC PORPHYRY COPPER DISTRICT
DRILLING INTERSECTS 148 METRES OF 0.53% CuEQ @ 0.39% Cu, 0.03% Mo and 2.8 g/t Ag

October 17, 2016 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce results from the 2016 field programs at the IKE porphyry copper-molybdenum-silver discovery and surrounding district, located near Gold Bridge, British Columbia (“BC”). This year’s work consisted of 1,923 m of core drilling in three holes at the IKE deposit, 77 km of induced polarization (“IP”) surveys over four important-scale porphyry copper deposit targets nearby to IKE, 1,258 talus fine samples collected over these and three more newly emerging porphyry copper and precious metal epithermal deposit targets, and 130 km2 of regional geological mapping. Total expenditures for the IKE Project in 2016 are budgeted at $3 million. Amarc, and Thompson Creek Metals Company Inc. (“Thompson Creek”) which is earning-into the Project, believe that the IKE discovery together with the surrounding district targets have high potential to develop into an important new BC mining camp. An updated corporate presentation is available on Amarc’s website at http://www.amarcresources.com/i/ahr/pdf/Presentation-Oct2016.pdf.

IKE Deposit
This year, 1,923 m of core drilling was completed at IKE in 3 drill holes. Two of the holes (16020 and 16021) were collared in the southern part of the IKE deposit-area and returned grades that compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. A single drill hole (16019), located 800 m west of the IKE deposit, intercepted intervals of low grade copper and molybdenum over its 477 m length. Drill results listed in the table below continue to confirm the importance of the IKE copper-molybdenum-silver porphyry discovery.

All 21 holes drilled at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes) have intersected long intervals of chalcopyrite and molybdenite mineralization over an increasingly broad area measuring 1,200 m east-west by 1,000 m north-south, and extending to depths of over 500 m. This major new discovery remains open to expansion in all lateral directions and to depth.

2016 IKE DRILL CORE ASSAY RESULTS4

Drill Hole ID	Azim (°)	Dip (°)	E.O.H. Incl. (m)	From (m)	To (m)	Int. [1,2] (m)	CuEQ (%)	Cu [3] (%)	Mo (%)	Ag (g/t)
IK16021	80	-45	747.0	81.0	126.0	45.0	0.26	0.24	0.003	1.2
				174.0	201.0	27.0	0.37	0.25	0.028	2.3
				219.8	288.0	68.3	0.32	0.22	0.019	2.5
				340.3	627.3	287.0	0.38	0.30	0.017	2.2
			Incl.	340.3	432.0	91.7	0.43	0.30	0.027	2.7
			Incl.	479.1	555.0	75.9	0.48	0.39	0.018	2.3
IK16020	85	-45	699.0	123.0	156.0	33.0	0.36	0.27	0.019	1.8
				314.5	462.0	147.5	0.53	0.39	0.030	2.9
				549.0	596.2	47.2	0.51	0.20	0.082	2.5
IK16019	90	-45	477.0	201.9	222.0	20.1	0.27	0.16	0.022	1.9

1Widths reported are drill widths, such that true thicknesses are unknown.
2All assay intervals represent length weighted averages.
3Copper equivalent calculations use metal prices of: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4Some figures may not sum exactly due to rounding.

Assay results from all of Amarc’s drill holes are presented with a drill plan and cross sections in Amarc’s updated corporate presentation on the Company’s website.

IKE District Targets
Important-scale porphyry copper (± gold ± molybdenum ± silver) deposit targets proximal to the IKE discovery were indicated by both Amarc’s exploration in 2014 and 2015, and reports from sporadic historical exploration in the region by previous operators. During the 2016 field season, these targets were evaluated by geochemical and geophysical surveys with the goal of establishing and prioritizing porphyry copper deposit targets for drilling. In addition, Amarc completed comprehensive regional geological mapping of the central 130 km2 of the IKE district in order to fully comprehend the overall mineral potential of the region.

The surveys have defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex (“CPC”) with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum dominated.

All results from Amarc’s district-wide, geophysical, geochemical and geological surveys are presented in the Company’s corporate presentation on Amarc’s website. Summary descriptions of the main district targets are provided below.

Mad Major
The Mad Major porphyry copper target, located 6 km east of IKE, is associated with an approximately 10 km2 copper-molybdenum-tungsten geochemical anomaly, as compared to a similar style 6 km2 anomaly at IKE. Within this target area, talus fines and rock chip geochemical sampling have collectively defined an anomaly characterized by high concentrations of copper and molybdenum, combined with anomalous concentrations of tungsten and extensive potassic alteration. Like the IKE deposit, copper mineralization is hosted by multiple intrusive phases. Notably, continuous talus fines samples collected over a length of 3.5 km across the anomalous area returned copper concentrations in the range of 0.10% to 0.50%, and as high as 0.80% . Some 1 km east of these talus fines, six reconnaissance composite chip samples, each collected over lengths of approximately 30 m, returned copper results of 0.15% to 0.22% . The Mad Major porphyry copper-molybdenum target is ready for exploration drilling.

OMG
The OMG porphyry copper deposit target is located just to the north of Mad Major, and 5 km northeast of IKE. This covered target is characterized by a 4 km by 3 km oval-shaped magnetic low - a unique feature that stands out and disrupts the regional magnetic trend. A 4 km2 IP chargeability anomaly is coincident with the magnetic low and remains open to expansion. This intriguing magnetic low may well represent a felsic intrusion or hydrothermal alteration; both features are prospective for porphyry-style mineralization, especially given the coincident IP chargeability anomaly, indicating the presence of sulphide mineralization.

Reconnaissance geochemical samples collected over this IP chargeability anomaly have returned anomalous concentrations of copper, molybdenum and silver. There is no historical drilling reported in the OMG area and no rock outcrops have been noted. The geological setting, combined with the results of Amarc’s geophysical and geochemical surveys indicate an important-scale, covered, porphyry copper deposit target that is ready for exploration drilling.

Rowbottom
The Rowbottom porphyry deposit target is located 4.5 km north-northwest of IKE and 2.5 km south of the known Empress porphyry copper-gold deposit. An historical estimate, not categorized as prescribed by National Instrument 43-101, of about 10 million tonnes grading 0.61% Cu and 0.79 g/t Au was reported in 1991 for Empress. Sufficient work to classify the Empress estimate as a current mineral resource or mineral reserve has not been completed by a qualified person, and Amarc is not treating the historical estimate as current.

Eleven historical percussion holes have been drilled in the Rowbottom area and eight of these intercepted porphyry copper mineralization. All of these holes were shallow (generally ± 60 m) with a number of holes terminating in mineralization. The best holes intersected 56 m of 0.53% CuEQ5 @ 0.41% Cu and 0.034% Mo, 55 m of 0.35% CuEQ @ 0.25% Cu and 0.028% Mo, and 88 m of 0.38% CuEQ @ 0.36% Cu and 0.006% Mo. Notably, although the historical drill samples were analysed only for copper and molybdenum, the presence of gold in Amarc’s surface samples indicates the potential for the Rowbottom porphyry system to be gold-bearing.

This year, an IP survey confirmed a chargeability anomaly measuring 1.3 km by 1 km outwards from the mineralized historical percussion holes. This anomaly is unconstrained to the west. The Rowbottom porphyry deposit target is ready for delineation drilling.
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5 Copper equivalent (CuEQ) calculations use metal prices: CuUS$2.25/lb andMoUS$8.00/lb. Metallurgicalrecoveriesandnetsmelterreturnsareassumedtobe100%.

Quinn
Quinn is a newly emerging porphyry copper-gold-silver target located between Rowbottom and the Empress deposit, where regional mapping identified intermittently exposed copper mineralized felsic intrusions. Talus fines and rock chip samples over this target area have defined an extensive multi-element copper-gold-silver anomaly over an area of approximately 3 km by 2 km. Two reconnaissance composite chip samples collected from outcrop, each over lengths of about 50 m, grade 0.28% Cu and 0.08 g/t Au and 0.32% Cu and 0.36 g/t Au. The Quinn target requires confirmation by surface IP surveys, followed by exploration drilling.

Buzzer
The Buzzer porphyry copper-gold target is located 6 km north of IKE and 3.5 km northwest of OMG. Historical drilling at Buzzer has returned some significant intervals of copper, gold, silver and molybdenum, including 65 m of 0.60 CuEQ6 @ 0.34% Cu, 0.18 g/t Au, 6.2 g/t Ag and 0.019% Mo, and 44 m of 1.24% CuEQ @ 0.67% Cu, 0.50 g/t Au, 5.3 g/t Ag and 0.045% Mo. Although this mineralization appears closed off by historical drilling, IP surveys conducted by Amarc over a covered area 800 m north of the known Buzzer mineralization has defined an open-ended 2.5 km long by 600 m wide IP chargeability anomaly which is now ready for drill testing.
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6 Copperequivalent(CuEQ)calculationsusemetalprices:CuUS$2.25/lb, AuUS$1,100/oz,AgUS$17.00/oz andMoUS$8.00/lb. Metallurgicalrecoveriesandnetsmelterreturnsareassumedtobe100%.

Mewtwo
At Mewtwo, an historical ASTER satellite survey outlined a prominent, north-northwest trending zone of kaolinite-illite alteration coincident with a rhyolite dyke swarm located west of the IKE deposit. Talus fines and rock chip samples have outlined a 5.5 km long silver-lead-zinc±gold geochemical anomaly. Two selected rock grab samples in this area returned 173 g/t and 505 g/t Ag. This extensive silver (± gold) epithermal-style anomalous zone requires further exploration to determine its importance.

About the IKE Project

The IKE Project is located 33 km northwest of the historical mining communities of Gold Bridge and Bralorne, in south-central BC near the heartland of the Province’s producing porphyry copper mines. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

To efficiently advance the IKE porphyry copper discovery and surrounding district, Amarc has partnered with Thompson Creek. Under that agreement, Thompson Creek can earn an initial 30% interest in the IKE Project by funding $15 million of expenditures before December 31, 2019, of which $3 million was completed in 2015 and an additional $3 million has been committed for 2016. By completing the funding of an initial $5 million of expenditures, Thompson Creek has now earned its first incremental 10% interest in the Project. After Thompson Creek earns a 30% interest, it may earn an additional 20% interest in the IKE Project, for a total of a 50% joint venture interest by, among other things, completing a feasibility study. Amarc is the current operator of the IKE Project.

Amarc is working with governments, First Nations and stakeholders toward the responsible development of the IKE Project, while protecting water and other natural resources in the project area and making contributions to the sustainability of local communities.

The Company is committed to progressive Health & Safety protocols to protect the well-being of its employees and contractors. It has a zero tolerance for alcohol and drugs. In 2016, Amarc contracted a specialized consultant, Jim Douglas of Raven Rescue, to review its Health & Safety program. Douglas stated: “Amarc’s culture of safety is truly impressive. Project Managers, Supervisors, Contractors and Employees seem to be very well engaged.”

The Company’s commitment to regulatory compliance and environmental responsibility informs every aspect of its exploration activities, from program planning and permitting, through to exploration program implementation and reclamation. The Company employs a range of progressive practices to ensure that any impacts associated with the exploration activities are minor, localized and temporary. These practices have included, for example, full helicopter-support of all field programs in order to avoid drill road-building and stream crossings, environmental monitoring systems, water quality sampling and the plugging of all drill holes. In addition, Amarc has voluntarily cleaned up some historical exploration camps abandoned by previous operators in the IKE region, removing by helicopter about 2.25 tonnes of waste materials including 30 empty fuel drums.

Amarc manages an ongoing program of outreach to local communities, stakeholders and First Nations and advances an agenda that supports the delivery of shared prosperity. In addition to one-on-one and small group meetings, the Company’s efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events.

In 2016, engagement with local First Nations contributed to the development of several capacity building programs consistent with Amarc’s Local Benefits Policy, including:

  Partnering with a First Nation to supply core boxes for the exploration program consistent with an Agreement signed between Amarc and a First Nation; and

  Collaboration on a Job Skills Workshop and a First Aid Training Certification initiative with another First Nation.

In addition, Aboriginal and local community members comprised about 40% of Amarc site team in 2016, while approximately 70% of contracts let were awarded to local and regional-based companies. The Company also sponsored community events such as the Cariboo Aboriginal Youth Hockey Championship, and assisted with enhancements to the Bralorne community baseball field.

Amarc remains open to establishing progressive agreements with local First Nations that provide for shared decision making through project planning committees and participation in the Board, ownership possibilities, and meaningful economic benefits in relation to development of the IKE property. Amarc is working to advance these comprehensive partnership discussions at the earliest stages of project development based on a view that the best outcomes are achieved in a climate of respect and mutual understanding, constructive dialogue and common interest.

Amarc proactively supports government’s duty to consult First Nations, to contribute to meaningful engagement opportunities and facilitate timely, fair and defensible permitting. After a rigorous review process, the Company timely received two five-year, area-based permits for early-stage, exploration activities at the IKE property and surrounding district prior to the 2016 field season. A 50-hole drill permit and deemed authorization for 40 line-km of IP surveys at IKE, as well as 230 line-km of IP surveys at the Mad Major, OMG, Rowbottom and Buzzer targets, provide Amarc with regulatory certainty and operational flexibility. Additional exploration permits are planned to be filed as required for exploration of the IKE property.

About Amarc Resources Ltd.

Amarc is a BC-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major new porphyry copper-molybdenum discovery and highly prospective district. With the IKE Project underway and Thompson Creek on board as a strong funding partner, Amarc is now assessing the acquisition of other porphyry copper properties in BC with the goal of expanding the Company’s portfolio of high quality mineral projects.

Amarc is associated with Hunter Dickinson Inc. (“HDI”) a diversified, global mining company with a 25 year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources, such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

Quality Control/Quality Assurance Program

All drill core was logged, photographed and cut in half with a diamond saw. Half core samples were sent to Activation Laboratories Ltd. (“Actlabs”) in Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, one standard, and one in-line replicate were inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch and then checked to ensure proper QAQC. Inter-laboratory duplicates were submitted for each group of 20 samples from drill holes IK15010, IK15011, IK15013, IK16020 and IK16021 and then also checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.